SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BladeLogic, Inc.
(Name of Subject Company (Issuer))

Bengal Acquisition Corporation
BMC Software, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	09265M102
(Titles of classes of securities)	(CUSIP number of class of securities)
Denise M. Clolery
Senior Vice President, General Counsel & Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827
(713) 918-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Peter F. Kerman
Luke J. Bergstrom
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$831,423,880.00	$32,674.96

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 29,693,710 shares of common stock, par value $0.001 per share, of BladeLogic at a purchase price of $28.00 per share. Such number of shares consists of (i) 27,985,733 shares of common stock issued and outstanding as of March 16, 2008, and (ii) 1,707,977 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire BladeLogic shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), at a purchase price of $28.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of BMC and the Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BladeLogic, Inc. BladeLogic’s principal executive offices are located at 10 Maguire Road, Building 3, Lexington, MA 02421. The telephone number at BladeLogic’s principal executive offices is (781) 257-3500.
     (b) This statement relates to the common stock, par value $0.001 per share, of BladeLogic. Based upon information provided by BladeLogic, there were 27,985,733 shares of common stock issued and outstanding as of March 16, 2008. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a), (b), (c) This Schedule TO is filed by BMC and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning BMC and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning BMC and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for BladeLogic; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for BladeLogic; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company
     The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning BMC and the Purchaser” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used
     (a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for BladeLogic; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements
     (a), (b) Not applicable.
Item 11. Additional Information
     (a)(1) The information set forth in Section 9, entitled “Certain Information Concerning BMC and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts; Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated March 21, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Press Release issued by BMC on March 17, 2008 (incorporated by reference to the Schedule TO-C filed by BMC with the SEC on March 18, 2008).

(a)(1)(G)	Press Release issued by BMC on March 21, 2008.

(a)(1)(H)	Summary Advertisement published on March 21, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2008, among BMC, the Purchaser and BladeLogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BladeLogic with the SEC on March 17, 2008).

(d)(2)	Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria.

(d)(3)	Nondisclosure Agreement, dated March 2, 2008, by and between BladeLogic and BMC.
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bengal Acquisition Corporation
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Secretary

BMC Software, Inc.
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Date: March 21, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 21, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Press Release issued by BMC on March 17, 2008 (incorporated by reference to the Schedule TO-C filed by BMC with the SEC on March 18, 2008).

(a)(1)(G)	Press Release issued by BMC on March 21, 2008.

(a)(1)(H)	Summary Advertisement published on March 21, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2008, among BMC, the Purchaser and BladeLogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BladeLogic with the SEC on March 17, 2008).

(d)(2)	Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria.

(d)(3)	Nondisclosure Agreement, dated March 2, 2008, by and between BladeLogic and BMC.